UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 25, 2018

EQUITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Kansas	001-37624	72-1532188
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
7701 East Kellogg Drive, Suite 300 Wichita, KS		67207
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: 316.612.6000

Former name or former address, if changed since last report: Not Applicable

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☒ Emerging growth company

☒ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02Results of Operations and Financial Condition.

On January 25, 2018, Equity Bancshares, Inc. (the “Company”) issued a press release announcing its financial results for the fourth quarter ended December 31, 2017. A copy of the press release is furnished as Exhibit 99.1 and is incorporated by reference herein.

The information in this Item 2.02, including Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, unless specifically identified therein as being incorporated therein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

In connection with a restructuring of the board of directors (the “Board”) of the Company, Dan R. Bowers, Roger A. Buller, Michael R. Downing, P. John Eck and Randee R. Koger each notified the Company of their intent to resign from the Board effective immediately prior to the 2018 annual meeting of stockholders of the Company. Each of the directors volunteered to resign from the Board in connection with the restructuring of the Board.  At the effective time of the resignations, the number of directors that compose the Board will be reduced from fourteen directors to nine directors.  The Company believes that the smaller Board will improve the corporate governance of the Company.  Each of the directors will continue to serve on the board of directors of Equity Bank, the Company’s wholly-owned subsidiary.

Mr. Buller currently serves on the Compensation Committee.  Mr. Eck currently serves on the Corporate Governance and Nominating Committee and Mr. Bowers, Mr. Downing and Ms. Koger serve on the Risk Management Committee.  The determinations of Messrs. Bowers, Buller, Downing, Eck and Ms. Koger to resign was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

As a result of the resignations, the Board determined that it is in the best interests of the stockholders for Jerry Maland to transfer from a Class II to a Class I director in order to apportion the number of directors equally among each of the three classes of directors.  Mr. Maland will be classified a Class I director following the effective time of the resignations.

Item 7.01Regulation FD Disclosure.

The Company intends to hold an investor call and webcast to discuss its financial results for the fourth quarter ended December 31, 2017 on Friday, January 26, 2018, at 9:00 a.m. Central Time. The Company’s presentation to analysts and investors contains additional information about the Company’s financial results for the fourth quarter ended December 31, 2017 and is furnished as Exhibit 99.2 and is incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.2, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, unless specifically identified therein as being incorporated therein by reference.

Item 8.01Other Events.

The only information contained in this Form 8-K being filed for the purposes of Rule 425 of the Securities Act is the information relating solely to the proposed mergers between the Company and each of Kansas Bank Corporation and Adams Dairy Bancshares, Inc. contained in the press release furnished herewith as Exhibit 99.1.

Item 9.01Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Earnings Press Release, dated January 25, 2018
99.2	Equity Bancshares, Inc. Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equity Bancshares, Inc.

Date: January 25, 2018	By: /s/ Gregory H. Kossover
Gregory H. Kossover
Executive Vice President and Chief Financial Officer

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